                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F | | Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):            Yes  | |   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):            Yes  | |   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes | |   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NEUROCHEM INC.

March 4, 2004

                                   By:  /s/ David Skinner
                                        ---------------------------------------
                                        David Skinner
                                        Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

[KPMG LOGO]

Consolidated Financial Statements of

NEUROCHEM INC.
(A DEVELOPMENT STAGE COMPANY)

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2003 and June 30, 2003 and the consolidated statements of operations, deficit and cash flows for the six-month period ended December 31, 2003, each of the years in the two-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and June 30, 2003 and the results of its operations and its cash flows for the six-month period ended December 31, 2003, each of the years in the two-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Montreal, Canada

February 13, 2004

NEUROCHEM INC.
Consolidated Financial Statements

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003

FINANCIAL STATEMENTS

     Consolidated Balance Sheets................................................   1

     Consolidated Statements of Operations......................................   2

     Consolidated Statements of Deficit.........................................   3

     Consolidated Statements of Cash Flows......................................   4

     Notes to Consolidated Financial Statements.................................   5

NEUROCHEM INC.
Consolidated Balance Sheets

December 31, 2003 and June 30, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

===============================================================================================================
                                                        December 31,         December 31,          June 30,
                                                            2003                 2003                2003
---------------------------------------------------------------------------------------------------------------
                                                           (US$ -              (Cdn$)               (Cdn$)
                                                        note 2 (l))
ASSETS

Current assets:
     Cash and cash equivalents                         $      11,506        $      14,869        $       6,450
     Marketable securities                                    48,537               62,725                9,884
     Grants receivable (note 3)                                    -                    -                  529
     Sales taxes and other receivables                           558                  721                  882
     Research tax credits receivable                           1,633                2,111                1,174
     Prepaid expenses and deposits                             1,293                1,671                  928
---------------------------------------------------------------------------------------------------------------
                                                              63,527               82,097               19,847

Long-term security deposits (note 9 (d))                         175                  226                  236

Long-term investment (note 4)                                  3,421                4,421                4,421

Property and equipment (note 5)                                3,512                4,539                4,070

Patent costs (note 6)                                          2,277                2,942                2,586
---------------------------------------------------------------------------------------------------------------
                                                       $      72,912        $      94,225        $      31,160
===============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                  $       1,602        $       2,070        $       3,054
     Accrued liabilities                                       2,901                3,749                2,359
     Current portion of obligations under
       capital leases (note 7)                                   329                  425                  411
---------------------------------------------------------------------------------------------------------------
                                                               4,832                6,244                5,824

Obligations under capital leases (note 7)                        322                  416                  633
---------------------------------------------------------------------------------------------------------------
                                                               5,154                6,660                6,457
Shareholders' equity:
     Share capital (note 8)                                  134,587              173,930               87,482
     Deficit                                                 (66,829)             (86,365)             (62,779)
---------------------------------------------------------------------------------------------------------------
                                                              67,758               87,565               24,703
Commitments and contingencies (notes 3 (a) and 9)
---------------------------------------------------------------------------------------------------------------
                                                       $      72,912        $      94,225        $      31,160
===============================================================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Graeme K. Rutledge                            (Signed) Colin Bier, Ph.D
Director
                                      - 1 -

NEUROCHEM INC.
Consolidated Statements of Operations

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars,except per share data)
(in accordance with Canadian GAAP)

=====================================================================================================================

                                           Six-month period                                            Cumulative
                                          ended December 31,            Years ended June 30,              since
                                          ------------------           ---------------------          inception of
                                          2003          2003           2003            2002            operations
---------------------------------------------------------------------------------------------------------------------
                                         (US$ -       (Cdn$)          (Cdn$)           (Cdn$)             (Cdn$)
                                       note 2(l))

Revenues:
     Research contracts                $       -     $      -      $        -      $     2,271      $          9,216
     License fees                              -            -               -                -                 1,106
     ----------------------------------------------------------------------------------------------------------------
                                               -            -               -            2,271                10,322

Expenses:
     Research and development              6,594        8,522          18,782           15,304                76,630
     Research tax credits                   (707)        (914)         (1,410)          (1,048)              (10,290)
     Research grants and other              (161)        (208)         (1,895)          (2,071)               (7,816)
     ----------------------------------------------------------------------------------------------------------------
                                           5,726        7,400          15,477           12,185                58,524

     General and administrative            5,768        7,454           7,184            3,698                29,675
     Depreciation of property and
       equipment                             431          557           1,019              758                 3,592
     Amortization of patent costs             69           89             178              130                   630
     Interest and bank charges                35           46             144              232                   908
     ----------------------------------------------------------------------------------------------------------------
                                          12,029       15,546          24,002           17,003                93,329
---------------------------------------------------------------------------------------------------------------------

Net loss before undernoted items         (12,029)     (15,546)        (24,002)         (14,732)              (83,007)

Investment and other income:
     Interest income                         402          520             800            1,144                 5,484
     Foreign exchange                     (1,352)      (1,747)            100              113                (1,499)
Gain on disposal of intellectual
       property (note 4)                       -            -           3,484                -                 3,484
     ----------------------------------------------------------------------------------------------------------------
                                            (950)      (1,227)          4,384            1,257                 7,469
---------------------------------------------------------------------------------------------------------------------

Net loss before income taxes             (12,979)     (16,773)        (19,618)         (13,475)              (75,538)

Income taxes:
     Quebec credit for losses                  -            -               -                -                   700
---------------------------------------------------------------------------------------------------------------------
Net loss                               $ (12,979)    $(16,773)     $  (19,618)     $   (13,475)     $        (74,838)
=====================================================================================================================
Net loss per share (note 12):
     Basic and diluted                 $   (0.49)    $  (0.63)    $     (0.90)     $     (0.75)
==================================================================================================

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

===============================================================================================================
                                    Six-month period                                               Cumulative
                                   ended December 31,              Years ended June 30,               since
                                   -------------------            ---------------------           inception of
                                    2003          2003            2003            2002             operations
---------------------------------------------------------------------------------------------------------------
                                   (US$ -       (Cdn$)          (Cdn$)           (Cdn$)                (Cdn$)
                               note 2 (l))
Deficit, beginning of period   $   (48,578)    $(62,779)      $ (42,624)        $(29,149)         $          -

Net loss                           (12,979)     (16,773)        (19,618)         (13,475)              (74,838)

Share issue costs                   (5,272)      (6,813)           (537)               -               (11,527)
---------------------------------------------------------------------------------------------------------------
Deficit, end of period         $   (66,829)    $(86,365)      $ (62,779)        $(42,624)         $    (86,365)
===============================================================================================================

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

=========================================================================================================================
                                              Six-month period                                               Cumulative
                                             ended December 31,              Years ended June 30,              since
                                             ------------------              --------------------           inception of
                                             2003          2003            2003             2002             operations
-------------------------------------------------------------------------------------------------------------------------
                                              (US$ -       (Cdn$)          (Cdn$)           (Cdn$)              (Cdn$)
                                          note 2 (l))
Cash flows from operating
   activities:
     Net loss                             $  (12,979)    $(16,773)      $ (19,618)        $(13,475)            $ (74,838)
     Adjustments for:
         Gain on disposal of
           intellectual property                   -            -          (3,484)               -                (3,484)
         Depreciation and
           amortization                          500          646           1,197              888                 4,222
         Write-off of patents                      -            -               -              119                   119
         Shares issued for services                -            -               -                -                    41
     Changes in operating assets
       and liabilities:
         Grants receivable                       409          529             488              (37)                    -
         Sales taxes and
           other receivables                     125          161            (477)              12                  (721)
         Research tax credits
           receivable                           (725)        (937)           (456)              34                (2,111)
         Prepaid expenses
           and deposits                         (567)        (733)           (689)             (31)               (1,896)
         Accounts payable and
           accrued liabilities                   457          590           1,086            1,565                 6,038
-------------------------------------------------------------------------------------------------------------------------
                                             (12,780)     (16,517)        (21,953)         (10,925)              (72,630)

Cash flows from financing activities:
     Proceeds from issue of share capital     66,893       86,448          17,981               11               173,888
     Share issue costs                        (5,272)      (6,813)           (537)               -               (11,527)
     Proceeds from sale-leaseback                  -            -               -            1,649                2,168
     Repayment of obligations under
       capital lease                            (157)        (203)           (552)            (618)               (2,321)
-------------------------------------------------------------------------------------------------------------------------
                                              61,464       79,432          16,892            1,042               162,208

Cash flows from investing activities:
     Additions to property and equipment        (709)        (916)         (1,638)            (946)               (7,196)
     Additions to patent costs                  (572)        (739)           (538)          (1,156)               (4,197)
     Long-term investment                          -            -            (591)               -                  (591)
     Proceeds from (investment in)
       marketable securities                 (40,888)     (52,841)         13,129            7,045               (62,725)
-------------------------------------------------------------------------------------------------------------------------
                                             (42,169)     (54,496)         10,362            4,943               (74,709)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                            6,515        8,419           5,301           (4,940)               14,869

Cash and cash equivalents,
   beginning of period                         4,991        6,450           1,149            6,089                     -
-------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
   end of period                          $   11,506     $ 14,869       $   6,450         $  1,149             $  14,869
=========================================================================================================================

Supplemental disclosures to cash flow statements (note 13)

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

1. ORGANIZATION AND BUSINESS ACTIVITIES:

     Neurochem Inc. (the "Company" or "Neurochem"), incorporated under the Canada Business Corporations Act in 1993, is a Canadian biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders.

     Since inception, the business activities of the Company have been devoted principally to research and development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The Company's therapeutic focus is on developing innovative treatments for neurological disorders. The diseases currently targeted by the Company include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy ("CAA"), and certain Systemic Amyloidosis disorders. In addition, the Company is also conducting development programs for other neurological disorders principally Epileptic Seizures induced by Traumatic Brain Injury. In the fiscal period ended June 30, 2003, the Company disposed of its intellectual property rights for Diabetes Type II (see note
     4). The status of the Company's principal product candidates are as follows:

Disease indication                               Product candidates               Stage of development
------------------                               ------------------               --------------------
Amyloid A (AA) Amyloidosis                          Fibrillex(TM)                Phase II/III clinical trial
Alzheimer's Disease                                 Alzhemed(TM)             Phase III clinical trials in design
Hemorrhagic Stroke due to CAA                       Cerebril(TM)                 Phase II clinical trial
Epileptic Seizures induced by
  Traumatic Brain Injury                        Lead compound NC-1461               Pre-clinical testing



     Neurochem is considered to be in the development stage, with a significant emphasis on clinical trials for three of its product candidates. Since inception, substantially all of the Company's research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments and research contracts, relate to the Company's core technology platform.

2. SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation of the net loss and shareholders' equity to US GAAP is presented in note 16.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   (a) Principles of consolidation:

       The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

   (b) Cash and cash equivalents:

       The Company considers all investments with maturities of three months or less that are highly liquid and readily convertible into cash to be cash equivalents.

   (c) Marketable securities:

       Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.

   (d) Long-term investment:

       The long-term investment is recorded at cost. When, in the opinion of management, a permanent decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.

   (e) Property and equipment:

       Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization are provided at the following annual rates:

========================================================================
Asset                                   Basis               Rate/period
------------------------------------------------------------------------
Research equipment                Declining balance                  20%
Office equipment                  Declining balance                  20%
Computer hardware                 Declining balance                  30%
Computer software                  Straight-line                    100%
Equipment under capital leases    Declining balance               20-30%
Leasehold improvements             Straight-line           Over the term
                                                            of the lease
========================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   (f) Patent costs:

       The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. Patents are stated at cost and are amortized using the straight-line method over the life of the patent ranging from 17 to 20 years. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the continued development and successful commercialization of the related products.

   (g) Impairment and disposal of long-lived assets:

       Effective July 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook
       Section 3063, Impairment or Disposal of Long-lived Assets and revised
       Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as
       Section 3475, Discontinued Operations. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell.

       Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations.

   (h) Revenue recognition:

       Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to the achievement of milestones is recorded only when the specified events have occurred and collectibility is reasonably assured.

       Up-front payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period that the related products or services are delivered and all obligations are performed.

       License fees are recorded when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   (i) Research and development:

       Research expenditures are expensed as incurred. Development expenditures are capitalized when they meet the criteria for capitalization in accordance with Canadian GAAP and the future benefits could be regarded as being reasonably certain. At December 31, 2003 and June 30, 2003, no development costs were deferred.

   (j) Government assistance:

       Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Government assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant program or, for tax credits, when there is reasonable assurance that they will be realized.

   (k) Foreign exchange:

       Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at rates of exchange in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at rates of exchange in effect at the transaction date. Translation gains and losses are included in income.

       The Company's foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

   (l) Translation of convenience:

       The Company's functional currency is the Canadian dollar. The Company has also presented the consolidated financial statements as at and for the period ended December 31, 2003 in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at December 31, 2003, which was $0.7738 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   (m) Stock-based compensation plan:

       For stock-based employee compensation awards, the Company follows the settlement method of accounting. Under this method, no compensation expense is recognized in the consolidated statement of operations when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital. All stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value method.

       The Company discloses the pro forma effect of accounting for all stock-based awards granted after July 1, 2002 under the fair value-based method (refer to note 12).

   (n) Income taxes:

       The Company utilizes the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

   (o) Earnings per share:

       Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

   (p) Use of estimates:

       The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, as well as assessing the recoverability of the long-term investment, research tax credits and future tax assets. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

3. GRANTS RECEIVABLE:

   (a) Technology Partnerships Canada Program:

       During the year ended June 30, 2000, the Company signed an agreement with the federal Ministry of Industry under its Technology Partnerships Canada Program (the "Agreement"). Under the Agreement, the Company is entitled to a financial contribution based on eligible expenditures incurred by the Company with respect to a project for the development of effective oral therapeutics for Alzheimer's Disease.

       The Company submitted total claims under the Agreement in the amount of nil for the six-month period ended December 31, 2003, (year ended June 30, 2003 - $1,498, June 30, 2002 - $2,019, June 30, 2001 - $1,777 and
       June 30, 2000 - $1,443) for a cumulative amount of $6,737. The Company recorded nil for the six-month period ended December 31, 2003 (year ended June 30, 2003 - $1,405, June 30, 2002 - $1,657) in "research grants and other" in the consolidated statements of operations and nil at December 31, 2003 (year ended June 30, 2003 - $93 and June 30, 2002
       - $362) against property and equipment.

       Under the Agreement, the Company is committed to pay the federal government royalties equal to 7.24% of gross revenues realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the Agreement reaches $20,540.

   (b) Food and Drug Administration:

       During the year ended June 30, 2002, the Company was awarded a $1,400 grant from the US Food and Drug Administration for certain direct costs to be incurred by the Company for a Phase II/III trial of Fibrillex(TM). Funds under the grant are expected to be received by the Company in equal quarterly instalments over a period of three years. Included in "research grants and other" on the statement of operations for the six months ended December 31, 2003 is an amount of $199 (year ended June 30, 2003 - $460; June 30, 2002 - $356) received under this agreement.

4. LONG-TERM INVESTMENT:

   In May 2003, the Company entered into the following transactions with respect to its Diabetes Type II pre-clinical program:

   (i) the Company disposed of its intellectual property rights relating to the pre-clinical diabetes program, including an exclusive perpetual, royalty-free, worldwide license to Innodia Inc. ("Innodia"), a privately held Canadian biopharmaceutical company. The carrying value of these rights, which amounted to $346, was exchanged for 1,904,464 Innodia common shares having a fair market value of $5,400. The fair market value of the Innodia common shares was determined based on the pricing of a $7,000 private placement financing completed by Innodia concurrent with this transaction.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

4.       LONG-TERM INVESTMENT (CONTINUED):

         (i)      (continued):

                  Since the Company transferred its ownership of a controlled productive asset to Innodia in exchange for a non-controlling equity interest of 31% in Innodia, the Company accounted for this transaction as a partial sale and recognized a gain on the transaction only to the extent of the interest of the other shareholders in Innodia. Accordingly, the gain on sale of intellectual property rights of $3,484, included in the June 30, 2003 statement of operations, represents approximately 69% of the total gain of $5,054 on the transaction;

         (ii) the Company subscribed for 176,339 Class A1 preferred shares of Innodia as part of a private placement for a cash consideration of $500, plus related costs of $91.

         In June 2003, the Company transferred its 31% interest in Innodia to a holding company which is controlled indirectly by a shareholder. As consideration for this transfer, Neurochem received 176,339 non-voting Class A1 participating preferred shares, 1,904,464 non-voting, participating Class A common shares and 352,537 voting, non-participating Class V preferred shares. The Class A1 preferred shares are convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically convertible under specified circumstances. As a result, this Company holds the same economic interest as that held directly in Innodia prior to the transfer. At December 31, 2003 and June 30, 2003, the Company's long-term investment represents voting rights of approximately 12% and equity ownership of approximately 70% in the holding company.

5.       PROPERTY AND EQUIPMENT:

                                                                           December 31,
                                                                                  2003
---------------------------------------------------------------------------------------
                                                     Accumulated
                                                     depreciation              Net book
                                        Cost       and amortization             value
                                        ----       ----------------             ------
Research equipment                    $   2,900         $   1,383               $1,517
Computer hardware and software            1,820               964                  856
Office equipment                            654               229                  425
Equipment under capital leases            1,198               503                  695
Leasehold improvements                    1,559               513                1,046
                                      ---------         ---------               ------
                                      $   8,131         $   3,592               $4,539
                                      =========         =========               ======

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

5.       PROPERTY AND EQUIPMENT (CONTINUED):

                                                                       June 30,
                                                                         2003
                                                       Accumulated     --------
                                                      depreciation     Net book
                                       Cost         and amortization    value
                                      ------        ----------------    -------
Research equipment                    $2,484             $1,253          $1,231
Computer hardware and software         1,331                750             581
Office equipment                         560                187             373
Equipment under capital leases         1,198                429             769
Leasehold improvements                 1,532                416           1,116
                                      ------             ------          ------
                                      $7,105             $3,035          $4,070
                                      ======             ======         =======

         Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital leases of $74 (June 30, 2003 - $251; June 30, 2002 - $245).

6.       PATENT COSTS:

                                 December 31,                   June 30,
                                    2003                         2003
                                 ------------                   --------
Cost                             $      3,391                   $ 2,946
Accumulated amortization                  449                       360

                                 ------------                   -------
                                 $      2,942                   $ 2,586
                                 ============                   =======

         The remaining weighted average amortization period of patent costs at December 31, 2003 is 15.6 years (June 30, 2003 - 15.4 years; 2002 -
         16.2 years). The estimated amortization expense for each of the next five years is approximately $217 per annum or $1,085 in the aggregate.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

7.       OBLIGATIONS UNDER CAPITAL LEASES:

         Minimum lease payments under capital leases expiring in November 2005 are as follows:

                                                            December 31,      June 30,
                                                               2003             2003
                                                            -----------       --------
2004                                                        $    470            $ 470
2005                                                             431              470
2006                                                               -              196
                                                            --------            -----
                                                                 901            1,136

Less amount representing interest at a rate of 6.88%              60               92
                                                            --------            -----
                                                                 841            1,044

Less current portion                                             425              411
                                                            --------            -----
                                                            $    416            $ 633
                                                            ========            =====

         Interest expense related to obligations under capital leases for the six-month period ended December 31, 2003 was $33 (year ended June 30, 2003 - $92; June 30, 2002 - $80) and is included in "interest and bank charges" in the consolidated statements of operations.

         In December 2001, the Company entered into a sale-leaseback agreement with a Canadian chartered bank to sell previously acquired research equipment and concurrently leased the same property back over a four-year period. The Company received proceeds from the sale in the amount of $1,649.

8.       SHARE CAPITAL:

         (a)      The authorized share capital of the Company consists of:

                  -        an unlimited number of voting common shares

                  - an unlimited number of non-voting preferred shares, issuable in one or more series

         (b)      Issued and outstanding:

         The issued and outstanding share capital consists of:

                                               December 31,        June 30,
                                                   2003              2003
                                               -----------         --------
29,775,127 common shares (June 30, 2003 -
  23,483,024 common shares)                     $ 173,930          $ 87,482

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

8.       SHARE CAPITAL (CONTINUED):

         (b)      Issued and outstanding (continued):

         Changes in the issued and outstanding common shares for the fiscal periods ended June 30, 2002 and 2003 and the six-month period ended December 31, 2003 were as follows:

                                                   Number               Dollars
Balance, June 30, 2001                           17,996,219             $ 69,490

Exercise of options                                  32,125                   11
                                                 ----------             --------

Balance, June 30,2002                            18,028,344               69,501
Issued for cash from private placement (i)        4,000,000               15,148
Exercise of warrants                                836,644                1,904
Exercise of options                                 618,036                  929
                                                 ----------             --------

Balance, June 30, 2003                           23,483,024               87,482

Issued for cash from public offering (ii)         5,750,000               84,956
Exercise of warrants                                106,785                  192
Exercise of options                                 435,318                1,300
                                                 ----------             --------

Balance, December 31, 2003                       29,775,127             $173,930

June 30, 2003:

(i) On July 25, 2002 and February 18, 2003, the Company completed equity financing agreements with Picchio Pharma Inc. In July 2002, the Company issued 2.8 million units at a cost of $2.50 per unit, and received aggregate proceeds of $7,000. The units were comprised of one common share and one warrant exercisable any time within a three-year period at the exercise price of $3.13. The warrants expire on July 25, 2005.

         In February 2003, the Company issued 1.2 million units at a cost of $6.79 per unit and received aggregate proceeds of $8,148. The units were comprised of one common share and one warrant exercisable any time within a three-year period at an exercise price of $7.81. The warrants expire on February 18, 2006.

         Share issue costs related to these transactions were charged to the deficit.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

8.       SHARE CAPITAL (CONTINUED):

         (b)      Issued and outstanding (continued):

                  December 31, 2003:

                  (ii) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share issue expenses of $6,813 were charged to the deficit.

         (c)      Stock option plan:

         Under its stock option plan, the Company may grant options to purchase common shares to employees, directors, officers, consultants and members of the Scientific and Clinical Advisory Boards of the Company. The terms, number of common shares covered by each option as well as the permitted frequency of the exercise of such options is determined by the Board of Directors. In general, options vest over periods to five years. In the period ended December 31, 2003, the shareholders approved an increase of 1,241,794 in the number of common shares reserved for issuance under the plan, from 3,196,973 common shares to 4,438,767 common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will, in no circumstances, be lower than the fair market value of the common shares at the date of the grant of the option, less any discount permitted by any regulatory authority. In no event may the term of any option exceed ten years from the date of the grant of the option.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

8.       SHARE CAPITAL (CONTINUED):

         (c)      Stock option plan (continued):

                  Changes in outstanding options issued under the stock option plan for the fiscal periods ended June 30, 2002 and 2003 and the six-month period ended December 31, 2003 were as follows:

                                                                               Weighted
                                                                               average
                                                             Number         exercise price
                                                            ---------       --------------
Options outstanding, June 30,2001                           1,300,725       $         1.93
Granted                                                       704,400                 3.00
Exercised                                                     (22,125)                0.36
Cancelled or expired                                          (19,500)                3.13
                                                            ---------       --------------
Options outstanding,June 30,2002                            1,963,500                 2.32
Granted                                                       909,000                 7.22
Exercised                                                    (577,036)                1.59
Cancelled or expired                                           (3,620)                3.25
                                                            ---------       --------------
Options outstanding,June 30,2003                            2,291,844                 4.48
Granted                                                       342,000                21.70
Exercised                                                    (335,318)                2.87
                                                            ---------       --------------
Options outstanding,December 31, 2003                       2,298,526       $         7.23
                                                            =========       ==============

                  The following table summarizes information about options outstanding and exercisable at December 31, 2003:


                                                                                            Weighted average
                                                                                               remaining
                                                            Options             Option      contractual life
Exercise price/share                                      outstanding         exercisable       (Years)
--------------------                                      -----------         -----------   -----------------
$ 0.36 - $0.65                                               220,000             220,000          3.3
$ 2.99 - $3.75                                               848,193             547,237          7.1
$ 5.30 - $6.79                                               362,333             172,458          8.9
$ 8.11 - $9.85                                               526,000             108,062          9.1
$18.75 -$23.35                                               342,000              93,600          9.9
                                                           ---------           ---------         -----
                                                           2,298,526           1,141,357          7.9
                                                           =========           =========         =====

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

8.       SHARE CAPITAL (CONTINUED):

         (d)      Other outstanding options at December 31, 2003:

                  The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. In the six-month period ended December 31, 2003, 100,000 (41,000 and 10,000 in the fiscal periods ended June 30, 2003 and 2002, respectively) of these options were exercised for gross proceeds of $337 ($12 and $3 in the fiscal periods ended June 30, 2003 and 2002, respectively). There are no such options remaining at December 31, 2003.

         (e)      Outstanding warrants at December 31, 2003:

                  Each warrant entitles the holder to purchase one common share. Changes in outstanding warrants issued in connection with various private placements were as follows:


                                                                                           Weighted
                                                                                           average
                                                                        Number          exercise price
                                                                        ------          --------------
Warrants outstanding,June 30,2001                                        977,876            $ 2.22
Exercised                                                                (34,447)             2.31
------------------------------------------------------------------------------------------------------
Warrants outstanding,June 30,2002                                        943,429              2.22
Issued in connection with private placement(note 8 (b) (i))            4,000,000              4.53
Exercised                                                               (836,644)             2.28
------------------------------------------------------------------------------------------------------
Warrants outstanding,June 30,2003                                      4,106,785            $ 4.46
Exercised                                                               (106,785)             1.80
------------------------------------------------------------------------------------------------------
Warrants outstanding,December 31, 2003                                 4,000,000            $ 4.53

                  The following table summarizes information about outstanding warrants at December 31, 2003:

 Warrants                            Exercise price             Expiry
 --------                            --------------             ------
2,800,000                            $         3.13            July 2005
1,200,000                            $         7.81        February 2006
---------                            --------------
4,000,000                            $         4.53

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

9.       COMMITMENTS:

         (a)      Operating leases:

                  Minimum annual lease payments for the next five years and thereafter under operating leases relating to premises are as follows:

 2004                                $  508
 2005                                   428
 2006                                   400
 2007                                   224
 2008                                   196
 Thereafter                             428
                                     ------
                                     $2,184
                                     ======

                  In addition, the Company is also responsible for operating costs and taxes under the operating leases.

         (b)      License agreements and research collaborations:

                  Effective January 1, 1994, the Company entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Company was granted the worldwide exclusive license, with the right to sublicense, to certain technologies, patents and patent applications developed and belonging to Queen's University (the "Intellectual Property") and to develop, make, have made, use, sell and have sold certain products using the Intellectual Property. While Parteq and Queen's University retain the title to the Intellectual Property, the Company, directly or through its subsidiaries, has the exclusive right to exploit the Intellectual Property. All improvement to the Intellectual Property developed or invented by the Company are owned by the Company, directly or through its subsidiaries. Pursuant to the terms of the License Agreements, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or
                  (ii) ten years after its first sales of products that use the license, should no patent be issued.

                  The Company and its subsidiaries are party to research and license agreements under which they have obtained rights to use certain technologies to develop certain of its product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

9.       COMMITMENTS (CONTINUED):

         (c)      Management services agreement:

                  Payments under a management services agreement with a shareholder-affiliated entity (see note 10 (d)) are as follows: 2004 - $960; 2005 - $160.

         (d)      Guarantees:

                  The Company follows the recommendations of the CICA, accounting Guideline 14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on nor require the measurement and recognition of a guarantor's liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or
                  (iii) failure of another party to pay its indebtedness when due.

                  At December 31, 2003, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $200. A long-term security deposit of $200 is pledged under the letter of guarantee. In addition, the Company has granted a movable hypothec in the amount of $100 under a lease agreement covering the universality of movable property at a leased location.

         (e)      Litigation:

                  The Company executed an agreement (the "CTA") with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, U.S.A., with respect to the agreement.

                  The parties entered into settlement discussions in September 2003. As settlement did not occur, in January 2004 the Company brought a motion to compel arbitration under the terms of the CTA and stay the judicial proceedings.

                  The Company continues to vigorously defend against the claims brought by the plaintiffs. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

10.      RELATED PARTY TRANSACTIONS:

         (a) Included in revenues are amounts received under various agreements with a shareholder, of nil in 2003 (December 31 and June 30) and $2,271 in 2002.

         (b) Included in research and development are the following amounts paid to Queen's University at Kingston, under various research agreements:

Period ended:

December 31, 2003                                                   $          -
June 30, 2003                                                                  5
June 30, 2002                                                                295

         (c) The Company paid Parteq Research and Development Innovations, the following amounts for patent fees in the normal course of operations:

Period ended:

December 31, 2003                                                   $          -
June 30, 2003                                                                 10
June 30, 2002                                                                 16

         (d) Under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., a company related to a shareholder, director and officer, and the Company recorded a management fee of $480 (year ended June 2003 - $320). In addition, the Company paid $250 in performance incentive fees for the six months ended December 31, 2003 (June 30, 2003 - nil).

         (e) Legal fees paid to a firm in which a director is a partner were $1,303 (June 30, 2003 - $1,208 and June 30, 2002 - $298).

         (f) Accounts payable and accrued liabilities include balances due to shareholders of $20 (June 2003 - $13, June 2002 - $47).

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars,except per share data)

11.      INCOME TAXES:

         (a) Details of the components of income taxes are as follows:

                                                      Six-month
                                                     period ended               Years ended June 30,
                                                      December 31,              --------------------
                                                        2003                    2003         2002
-----------------------------------------------------------------------------------------------------
Loss before income taxes:
     Canadian operations                               $  (4,120)            $ (15,974)     $ (13,475)
     Foreign operations                                  (12,653)               (3,644)             -
     ------------------------------------------------------------------------------------------------
                                                         (16,773)              (19,618)       (13,475)

Basic income tax rate                                         33%                   34%            36%
-----------------------------------------------------------------------------------------------------
Computed income tax recovery                              (5,535)               (6,670)        (4,851)

Adjustment in income taxes resulting from:
     Non-recognition of  losses                            2,936                 6,582          4,851
     Difference in tax rate of a foreign subsidiary        2,720                   820              -
     Permanent differences                                  (121)                 (732)             -
-----------------------------------------------------------------------------------------------------
                                                       $       -             $       -      $       -
=====================================================================================================

         (b) Future income taxes:

             The temporary differences that give rise to future tax assets and liabilities at December 31, 2003 and June 30, 2003 are as follows:

                                                                  December 31,        June 30,
                                                                     2003               2003
----------------------------------------------------------------------------------------------
Future tax assets:
     Patent costs                                                 $   10,012        $   10,053
     Unclaimed scientific research and experimental
         development expenditures for tax purposes                     7,533             5,750
     Share issue costs                                                 2,171               376
     Net operating losses                                              1,874               419
     Long-term investment                                                271               271
     Other                                                                74                 6
----------------------------------------------------------------------------------------------
                                                                      21,935            16,875

Less: valuation allowance                                            (21,272)          (16,040)
----------------------------------------------------------------------------------------------
                                                                         663               835
Future tax liabilities:
     Property and equipment, and patent costs                           (663)             (835)
----------------------------------------------------------------------------------------------
Net future tax assets                                             $        -        $        -
==============================================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars,except per share data)

11.      INCOME TAXES (CONTINUED):

         (b) Future income taxes (continued):

             In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

         (c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

                                                Federal          Quebec
-----------------------------------------------------------------------
Research expenditure pool (no expiry)           $ 31,732        $ 6,202
=======================================================================

             The Company also has approximately $5,404 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

2011                           $ 1,339
2012                             2,251
2013                             1,814
--------------------------------------
                               $ 5,404
======================================

12.      EARNINGS PER SHARE:

         (a) Basic and diluted earnings per share:

             The reconciliation between basic and diluted earnings per share is as follows:

                                                       Six-month
                                                     period ended                Years ended June 30,
                                                      December 31,               --------------------
                                                         2003                     2003           2002
---------------------------------------------------------------------------------------------------------
Basic:
     Basic weighted average
         number of common shares
         outstanding                                   26,813,836               21,770,541     18,007,392
=========================================================================================================
Basic net loss per share                             $      (0.63)            $      (0.90)  $      (0.75)
=========================================================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars,except per share data)

12.      EARNINGS PER SHARE (CONTINUED):

         (a) Basic and diluted earnings per share (continued):

                                                      Six-month
                                                     period ended            Years ended June 30,
                                                      December 31,           --------------------
                                                        2003                   2003          2002
-----------------------------------------------------------------------------------------------------
Diluted:
     Basic weighted average
         number of common shares
         outstanding                                   26,813,836           21,770,541     18,007,392
     Plus impact of stock options
         and warrants(1)                                4,476,940            2,858,010      1,239,910
-----------------------------------------------------------------------------------------------------
Diluted common shares                                  31,290,776           24,628,551     19,247,302
=====================================================================================================
Diluted net loss per share (1)                       $      (0.63)        $      (0.90)  $      (0.75)
=====================================================================================================

             (1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2003 and 2002. All outstanding options and warrants included in this computation could potentially be dilutive in the future.

         (b) Stock-based compensation:

             Effective July 1, 2002, the Company adopted prospectively the recommendations with respect to the accounting for stock-based compensation and other stock-based payments (see note 2 (m)). If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options granted to employees after July 1, 2002, the net earnings and related earnings per share figures would have been as follows:

                                                       Six-month
                                                      period ended         Year ended
                                                      December 31,          June 30,
                                                         2003                2003
--------------------------------------------------------------------------------------
Reported net loss                                     $   (16,773)        $   (19,618)
Pro forma adjustments to compensation expense              (1,646)               (718)
--------------------------------------------------------------------------------------
Pro forma net loss                                    $   (18,419)        $   (20,336)
======================================================================================
Pro forma loss per share:
     Basic                                            $     (0.69)        $     (0.93)
     Diluted                                                (0.69)              (0.93)
======================================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

12.  EARNINGS PER SHARE (CONTINUED):

     (b)  Stock-based compensation (continued):

          The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                            Six-month
                                          period ended         Year ended
                                           December 31,         June 30,
                                              2003               2003
                                          -------------        ----------
Risk free interest rate                        4.30%              4.68%
Expected volatility                              36%                61%
Expected life in years                            7                  7
Expected dividend yield                         nil                nil
                                               ====               =====

The following table summarizes the weighted average grant-date fair value per share for options granted during the period ended December 31, 2003 and the year ended June 30, 2003:

                                                                    Weighted
                                                                    average
                                                                   grant-date
                                                Number of          fair value
                                                 options            per share
                                                ---------          ----------
Period ended December 31, 2003                   342,000            $    9.93
Year ended June 30, 2003                         909,000                 4.66

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations.

13.  STATEMENT OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

     (a)  Cash and cash equivalents:

          Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                                    December 31,       June 30,
                                                                      2003              2003
                                                                   -------------      ----------
Cash balances with banks                                           $     1,079        $    2,462
Short-term investments (yielding interest between
  1.06% to 2.75% (June 30, 2003:  3.24% to 3.29%))                      13,790             3,988
                                                                   -------------      ----------
                                                                   $    14,869        $    6,450

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

13.  STATEMENT OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE (CONTINUED):

     (b)  Interest and income taxes:

                                                Six-month
                                              period ended     Years ended June 30,
                                               December 31,    --------------------
                                                  2003            2003      2002
                                              -------------       ----      ----
Cash paid in the year for:
     Interest                                    $     35        $    92   $  143
     Income taxes                                       -              -        -

     (c)  Non-cash transactions:

                                                Six-month
                                               period ended    Years ended June 30,
                                                December 31,   --------------------
                                                   2003           2003      2002
                                               -------------      ----      ----
Disposal of intellectual property
  to Innodia in exchange
  for an equity interest (note 4)                $      -        $ 3,830   $    -

Additions to property and equipment
  and patent costs included in
  accounts payable and accrued
  liabilities at year-end                             406            590      523

14.  SEGMENT DISCLOSURES:

     (a)  Business segment:

          The Company operates in one business segment, namely the development and commercialization of innovative therapeutics for neurological disorders. The Company's operations are conducted principally in Canada.

     (b)  Information about major customers:

          All of the Company's revenues in 2002 were derived from one customer (see note 10 (a)).

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

14.  SEGMENT DISCLOSURES (CONTINUED):

     (c) Property and equipment and intangible assets (patent costs) by geographic area are as follows:

                      December 31,      June 30,
                         2003            2003
                      ------------     ---------
Canada                 $  4,599        $   4,070
Europe                    2,882            2,586
                       --------        ---------
                       $  7,481        $   6,656
                       ========        =========

15.  FINANCIAL INSTRUMENTS:

     (a)  Fair value disclosure:

          Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

          The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, grants receivable, sales taxes receivable, interest and other receivables, research tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

          Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 (mid) rating). As at December 31, 2003, the weighted average effective interest rate of the marketable securities is approximately 1.71% (June 30, 2003 - 3.25%). The fair market value of the marketable securities amounts to $62,726 as at December 31, 2003 ($9,947 as at June 30, 2003).

          The fair value of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximates their carrying value.

     (b)  Credit risk:

          Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that ensure the safety and preservation of principal, that ensure the Company's liquidity needs are met and that optimize yields. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

15.  FINANCIAL INSTRUMENTS (CONTINUED):

     (c)  Foreign currency risk management:

          A substantial portion of the Company's revenues from research contracts and milestone payments in prior years, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company's operating results.

     (d)  Interest rate risk:

          The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents                      Fixed interest rate
Marketable securities                          Fixed interest rate
Obligations under capital leases               Fixed interest rate

16.  CANADIAN/US REPORTING DIFFERENCES:

     (a)  Consolidated statements of operations:

          The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

                                    Six-month                   Years ended               Cumulative
                                   period ended                    June 30,                  since
                                   December 31,        -----------------------------      inception of
                                       2003              2003                2002          operations
                                   -----------         -----------       -----------      -----------
Net loss in accordance with
  Canadian GAAP                    $   (16,773)        $   (19,618)      $   (13,475)     $   (74,838)

Adjustment for:
     Stock-based compensation
       costs (1)                            (8)                (83)             (111)          (1,975)
     Long-term investment (2)             (771)                  -                 -             (771)
                                   -----------         -----------       -----------      -----------
Net loss in accordance with
  US GAAP                              (17,552)        $   (19,701)      $   (13,586)     $   (77,584)
                                   ===========         ===========       ===========      ===========
Loss per share under US GAAP:
     Basic and diluted             $     (0.65)        $     (0.90)      $     (0.75)
                                   ===========         ===========       ===========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

16.      CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

         (a)      Consolidated statements of operations (continued):

                  The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same amount as the one used for Canadian GAAP purposes.

         (b)      Consolidated balance sheets:

                  A reconciliation of balance sheet items in accordance with Canadian GAAP with US GAAP is as follows:

                  (i)      Share capital:

                                                                      June 30,
                                             December 31      ------------------------
                                                2003            2003           2002
--------------------------------------------------------------------------------------
Share capital, Canadian GAAP                     173,930      $  87,482      $  69,501

Adjustment for:
    Share issue costs (3)                        (11,527)        (4,714)        (4,177)
                                             -----------      ---------      ---------
Share capital, US GAAP                       $   162,403      $  82,768      $  65,324
                                             ===========      =========      =========

                  (ii)     Additional paid-in capital:

                                                                         June 30,
                                                  December 31     -----------------------
                                                     2003           2003          2002
-----------------------------------------------------------------------------------------
Additional paid-in capital, Canadian GAAP         $         -     $       -     $       -

Adjustment for:
    Stock-based compensation (1):
        Current year                                        8            83           111
        Cumulative effect of prior years                1,693         1,610         1,499
                                                  -----------     ---------     ---------
Additional paid-in capital, US GAAP               $     1,701     $   1,693     $   1,610
                                                  ===========     =========     =========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

16.      CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

         (b)      Consolidated balance sheets (continued):

                  (iii)    Deficit:

                                                                      June 30,
                                             December 31      ------------------------
                                                2003            2003           2002
--------------------------------------------------------------------------------------
Deficit, Canadian GAAP                       $   (86,365)     $ (62,779)     $ (42,624)

Adjustment for:
    Stock-based compensation (1):
        Current year                                  (8)           (83)          (111)
        Cumulative effect of prior years          (1,693)        (1,610)        (1,499)
                                             -----------      ---------      ---------
                                                  (1,701)        (1,693)        (1,610)
    Long-term investment (2)                        (771)             -              -

    Share issue expenses (3)                      11,527          4,714          4,177
                                             -----------      ---------      ---------
Deficit, US GAAP                             $   (77,310)     $ (59,758)     $ (40,057)
                                             ===========      =========      =========

                  (1)      Stock-based compensation:

                           Employees

                           For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of $8 (June 30, 2003 - $83; June 30, 2002 - $111) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003
(in thousands of Canadian dollars, except per share data)

16.      CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

         (b)      Consolidated balance sheets (continued):

                  (2)      Long-term investment:

                           For US GAAP purposes, the Company's long-term investment would be considered a variable interest entity (VIE) as defined in FIN46R, Consolidation of Variable Interest Entities. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. The Company's long-term investment represents a holding, the sole purpose of which is to hold the investment in Innodia Inc. The maximum amount at risk for the Company is the Company's carrying value of the investment. For Canadian GAAP, similar guidance has been issued, but is only effective for fiscal years beginning on or after November 1, 2004.

                  (3)      Share issue costs:

                           For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations of Neurochem Inc. (Neurochem or the Company), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem's expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including those set forth in the "Risks and Uncertainties" section. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

The Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. This analysis explains the material variations in the audited consolidated statements of operations, financial position and cashflows of Neurochem for the six-month period ended December 31, 2003, as well as for the audited twelve-month periods ended June 30, 2003 and 2002. For comparative reasons, the Company also has explained the variations between the six-month period ended December 31, 2003 and the unaudited six-month period ended December 31, 2002.

This analysis should be read in conjunction with the audited consolidated financial statements of Neurochem and related notes, included herein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to US GAAP of earnings and balance sheet items is presented in note 16 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars.

OVERVIEW

Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. The Company currently has three orally administered product candidates in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

Product Candidates

Fibrillex(TM), the Company's most advanced product candidate treating Amyloid A
(AA) Amyloidosis, is currently in a Phase II/III clinical trial with a total of 183 patients enrolled. The clinical trial is currently expected to end in January 2005. To the extent the Company receives regulatory approval, it expects to commercialize Fibrillex(TM) by the end of 2005. Fibrillex(TM) has received the orphan drug designation in the US and Europe, which normally provides for market exclusivity of seven years and ten years, respectively, once the drug is approved. Fibrillex(TM) has also received the Fast Track Product ("FTP") designation by the U.S. Food and Drug Administration ("FDA"). As a result of the FTP designation, Neurochem will submit a schedule for a rolling New Drug Application, enabling the FDA to commence review of portions of the application before the end of the on-going two-year Phase II/III clinical trial. The Company is also eligible for priority review by the FDA.

Alzhemed(TM), the Company's next most advanced product candidate treating Alzheimer's Disease ("AD"), showed continued positive results during the year. Following the completion of the Phase II clinical trial in June 2003, the Company is preparing to initiate Phase III clinical trials, which are expected to commence in the second quarter of 2004. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

Cerebril(TM), the Company's product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial in January 2004. Results are expected to be released in the quarter ending June 30, 2004.

Neurochem signed two agreements in January 2004. A strategic alliance was signed with National Research Council of Canada's Institute for Biological Sciences, and more specifically Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. Also, the Company entered into an in-license agreement with Praecis Pharmaceuticals Inc., a biopharmaceutical company, relating to certain long trial [beta] amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

Funding

Since inception in 1993, Neurochem has devoted its resources principally to funding research and development programs. As at December 31, 2003, the Company has incurred a cumulative deficit since inception of $86,365,000, of which research and development expenditures totaled $76,630,000 before research tax credits and grants of $18,106,000. The Company expects operating expenses to increase going forward as product candidates enter more advanced stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization.

The Company has not generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under research and development agreements as well as interest income, tax credits and grants. Until the Company is in its commercialization phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

In September 2003, Neurochem completed the initial public offering of its common shares in the US and a new issue of common shares in Canada for total proceeds of $84,956,000 (see "Liquidity and Capital Resources"). The net proceeds from the offering are being used to fund clinical trials of the Company's lead product candidates, other research and development programs, capital expenditures, working capital and general corporate activities.

Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C. is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada, acquired 1,346,800 shares of the offering. This follows investments made by Picchio Pharma totaling $15,148,000 during the year ended June 30, 2003. As at December 31, 2003, Picchio Pharma is the largest shareholder of the Company with an ownership of approximately 30% on a fully diluted basis, including four million warrants expiring in 2005 and 2006.

In November 2003, Neurochem was added to the NASDAQ Biotechnology Index ("NBI"). All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. In December 2003, the Company was also added to the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index. Inclusion in these indexes offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. This strategy eliminates funding requirements associated with the diabetes program, while allowing Neurochem to share in the program's economic potential as an indirect shareholder of Innodia. See note 4 of the Consolidated Financial Statements.

The Company places importance on obtaining and maintaining patent and trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International Inc. (Immtech) pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the United States District Court with respect to the agreement. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the agreement. The Company is vigorously defending against the claims brought by the plaintiff(s). As a result of this litigation, Neurochem has incurred legal expenses associated with its defense in the fiscal year ended December 31, 2003 and expects to continue to incur such expenses into its 2004 fiscal year. See note 9 (e) of the Consolidated Financial Statements.

As at December 31, 2003, Neurochem's workforce consists of 116 employees. The Company expects to significantly increase its number of employees over the next twelve months, particularly in the fields of drug development, drug discovery and marketing. As a result, Neurochem is currently evaluating relocation options to accommodate its expansion.

SELECTED FINANCIAL INFORMATION

(in thousand of Canadian dollars, except per share data)


                                           Six-month periods ended        Twelve-month periods ended
                                                 December 31                        June 30
                                         --------------------------       --------------------------
                                            2003            2002             2003          2002
                                         (audited)      (unaudited)       (audited)      (audited)
                                         ---------      -----------       ----------     ---------

REVENUE:

Research contracts                             --               --              --         $  2,271
                                         ---------        --------         -------         --------
                                               --               --              --            2,271

EXPENSES:

Research and development                 $  8,522         $  9,450         $ 18,782          15,304
Research tax credits                         (914)            (423)          (1,410)         (1,048)
Research grants and other                    (208)          (1,150)          (1,895)         (2,071)
                                         ---------        --------         --------        --------
                                            7,400            7,877           15,477          12,185

General and administrative                  7,454            2,469            7,184           3,698
Depreciation and amortization                 646              556            1,197             888
Interest and bank charges                      46               90              144             232
                                         ---------        --------         --------        --------
                                           15,546           10,992           24,002          17,003

Net loss before undernoted items          (15,546)         (10,992)         (24,002)        (14,732)
                                         --------         --------         --------        --------

INVESTMENT AND OTHER INCOME (EXPENSES):

Interest income                               520              482              800           1,144
Foreign exchange gain (loss)               (1,747)             (29)             100             113
Gain on disposal of intellectual
property                                       --               --            3,484              --
                                         --------         --------         --------        --------
                                           (1,227)             453            4,384           1,257
                                         --------         --------         --------        --------
Net loss                                 $(16,773)        $(10,539)        $(19,618)       $(13,475)
                                         ========         ========         ========        ========
Net loss per share                       $  (0.63)        $  (0.52)        $  (0.90)       $  (0.75)
                                         ========         ========         ========        ========

RESULTS OF OPERATIONS

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003 (AUDITED) COMPARED TO SIX-MONTH PERIOD ENDED DECEMBER 31, 2002 (UNAUDITED)

Research and development expenses, before research tax credits and grants, amounted to $8,522,000 for the six-month period ended December 31, 2003, compared to $9,450,000 for the prior year six-month period. The decrease is due to a reduction in clinical trial expenses related to Alzhemed(TM), following the completion of the Phase II clinical trial in June 2003. For the six month-period ended December 31, 2003, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label study, Alzhemed(TM) open-label Phase II extension study and advancement towards its Phase III clinical trials, Cerebril(TM) Phase II clinical trial as well as on-going research programs. As at December 31, 2003, Neurochem had 171 patients in its various clinical trials.

The Company expects research and development expenditures to increase as product candidates enter more advanced stages of clinical development and as the Company invests in its pre-clinical, clinical development and regulatory affairs capabilities. The hiring of additional personnel to support the progress of our development programs will also be required.

Research tax credits amounted to $914,000 for the six-month period ended December 31, 2003, compared to $423,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses during the current period, as well as prior years credit claims resolved during the current period.

Research grants and other amounted to $208,000 for the six-month period ended December 31, 2003 compared to $1,150,000 for the corresponding period last year. In the prior year, research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by the Company for the development of Alzhemed(TM)($919,000), as well as payments received from the FDA for the development of Fibrillex(TM)($231,000), whereas the current six-month period consists of only grants received from the FDA for Fibrillex(TM)

General and administrative ("G&A") expenses amounted to $7,454,000 for the six-month period ended December 31, 2003, compared to $2,469,000 for the same period last year. The increase year-over-year is due to the expansion of the corporate infrastructure necessary to support the growth and the increase in the overall activity level at the Company, in particular, in the accounting, legal, administrative, marketing and senior management functions of the organization. G&A expenses in the six-month period ended December 31, 2003, include legal fees incurred in relation with the Immtech litigation, expenses associated with increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, the setting-up of a marketing team and management and performance-based fees paid to Picchio International Inc. ("Picchio International"), a related party (see note 10(d) of the Consolidated Financial Statements, and "Picchio Management Services Agreement"), for the services of Dr. Francesco Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma.

The Company expects general and administrative expenses to increase as the overall activity level of the Company continues to increase and as commercialization is approaching.

Depreciation and amortization expense for the six-month period ended December 31, 2003 increased to $646,000, compared to $556,000 for the same period in 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs.

Interest income for the six-month-period ended December 31, 2003 amounted to $520,000 compared to $482,000 for the same period the previous year. The increase results from higher average cash balances in the current period, compared to the same period last year offset by a larger portion of the investment portfolio denominated in US dollar earning lower yields.

Foreign exchange losses amounted to $1,747,000 for the six-month period ended December 31, 2003, compared to $29,000 for the comparable period the previous year. The increase is attributable to foreign exchange losses recognized on the US dollar denominated investments held by the Company, due to the strengthening of the Canadian dollar versus the US dollar during the period.

Net loss for the six-month period ending December 31, 2003 amounted to $16,773,000 ($0.63 per share), compared to $10,539,000 for the same period last year ($0.52 per share).

TWELVE MONTHS ENDED JUNE 30, 2003 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2002

Revenues for the year ended June 30, 2003 amounted to nil compared to $2,271,000 for the same period last year. The decrease is due to the termination in the second quarter of 2002 of the collaborative research and license agreement with
H. Lundbeck A/S ("Lundbeck"). As a result of the termination of this agreement, the Company regained its ownership rights on drug molecules aimed at treating AD, including Alzhemed(TM).

Research and development expenses, before research tax credits and grants, amounted to $18,782,000 for the year ended June 30, 2003, compared to $15,304,000 for the year ended June 30, 2002. The increase is a direct result of the Company's product candidates progression to more advanced stages of clinical development during the year. Alzhemed(TM) and Cerebril(TM) were in Phase II clinical trials during the current year, compared to Phase I last year, and Fibrillex(TM) completed patient recruitment for its Phase II/III clinical trial during fiscal year 2003. As at June 30, 2003, approximately 240 patients were enrolled in clinical trials compared to approximately 50 patients a year earlier.

Research tax credits amounted to $1,410,000 for the year ended June 30, 2003, compared to $1,048,000 for the corresponding prior year period. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.

Research grants and other amounted to $1,895,000 for the year ended June 30, 2003, compared to $2,071,000 for the corresponding prior year period. Research grants refer principally to investment contributions under the TPC Program received by the Company for the development of Alzhemed(TM) as well as payments received from the FDA for the development of Fibrillex(TM).

General and administrative expenses amounted to $7,184,000 for the fiscal year 2003, compared to $3,698,000 for the fiscal year 2002. The increase is mainly due to the hiring of new employees, increased awareness and educational activities related to AA Amyloidosis, increased professional fees due to increased corporate development activities, as well as non-recurring expenses of $873,000 incurred in connection with the departure of two senior officers.

Depreciation and amortization expense for the fiscal year 2003 increased to $1,197,000, compared to $888,000 for fiscal year 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs, during the past year.

Interest and bank charges for the fiscal year 2003 amounted to $144,000, compared to $232,000 for the fiscal year 2002. The decrease is primarily attributable to lower external fees associated with the management of the Company's cash resources.

Interest income for the year ended June 30, 2003 amounted to $800,000, compared to $1,144,000 for the same period the previous year. The decrease results from lower average cash balances in the current year, compared to the same period last year.

Gain on disposal of intellectual property amounted to $3,484,000 in fiscal 2003 and represents the gain realized on the technology transfer related to the Company's pre-clinical Diabetes program to Innodia, as described previously.

Net loss for the year ended June 30, 2003 amounted to $19,618,000 ($0.90 per share), compared to $13,475,000 for the year ended June 30, 2002 ($0.75 per share).

QUARTERLY RESULTS (UNAUDITED)

(in thousand of Canadian dollars, except per share data)


                                                                                Net loss per share
Quarter                                   Revenue             Net loss          Basic and diluted
-------                                   -------             --------          ------------------

Six-month period ended December 31, 2003
First                                         --              (6,787)                (0.28)
Second                                        --              (9,986)                (0.34)

Year ended June 30, 2003
First                                         --              (3,962)                (0.20)
Second                                        --              (6,577)                (0.31)
Third                                         --              (5,609)                (0.25)
Fourth                                        --              (3,470)                (0.15)

Year ended June 30, 2002
First                                      1,117              (1,660)                (0.09)
Second                                     1,154              (2,844)                (0.16)
Third                                         --              (4,277)                (0.24)
Fourth                                        --              (4,694)                (0.26)


PICCHIO MANAGEMENT SERVICES AGREEMENT

On March 1, 2003, Neurochem entered into a management services agreement with Picchio International into which Picchio Pharma, the Company's largest shareholder, intervened. Picchio International is wholly-owned by Dr. Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma. Under the agreement, Picchio International and Picchio Pharma, provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International receives a monthly fee of $80,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini, Picchio International and Picchio Pharma relating to the services provided pursuant to such agreement. The agreement also provides for performance-based fees determined at the discretion of the Board of Directors.

FINANCIAL CONDITION

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENT

As at December 31, 2003, Neurochem's future contractual commitments are principally for obligations under capital leases related to research equipment acquisition, operating leases for facilities and office equipment, as well as management fees with Picchio International. Obligations by year of maturity, and future rental payments under operating lease agreements are presented below. The Company does not have any purchase obligations as of December 31, 2003. The Company has not engaged in off-balance sheet financing or commodity contract trading.

                                                        Payments Due by Period
                                                       (in thousand Canadian $)
                                    ---------------------------------------------------------------------
Contractual Obligations             Total     Less than 1 year   1-3 years  3-5 years   More than 5 years
                                    -----     ----------------   ---------  ---------   -----------------

Obligations under capital leases      901            470             431       Nil            Nil

Operating leases                    2,184            508           1,052       392            232

Management fees                     1,120            960             160       Nil            Nil


LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, Neurochem had cash, cash equivalents and marketable securities of $77,594,000, compared to $16,334,000 at June 30, 2003. The increase is due to funds received from the US and Canadian public offering, exercise of options and warrants, all being net of funds used in operations and for additions to property, equipment and patent costs.

Proceeds from the issue of share capital for the six months ended December 31, 2003, amounted to $86,448,000 and are mainly related to the US and Canadian public offering. In September 2003, the Company issued 5.75 million common shares at a price of $14.77 (US$10.87) per share. Total proceeds from the offering were $84,956,000 (US$62,502,500) while share issue expenses were $6,813,000. Proceeds from the issue of share capital for the year ended June 30, 2003, amounted to $17,981,000 and are mainly related to two investments made by Picchio Pharma during the year, for total cash consideration of $15,148,000. Refer to note 8 of the Consolidated Financial Statements for more details.

As at January 31, 2004, the Company had 29,860,565 common shares outstanding, as well as 2,213,088 options outstanding granted under the stock option plan. In addition, warrants to purchase four million common shares of the Company were outstanding.

Additions to property and equipment for the six months ended December 31, 2003, amounted to $916,000, compared to $1,638,000 and $946,000 for the twelve-month periods ended June 30, 2003 and 2002. The main additions to property and equipment for the six-month period ended December 31, 2003, were research equipment ($354,000) and software ($223,000). For the year ended June 30, 2003, additions to property and equipment amounted to $1,638,000, and consisted mainly of research equipment ($790,000) and software ($532,000). In the 2002 fiscal year, additions to property and equipment amounted to $946,000 and were mainly attributable to research equipment ($738,000). Additions to patent costs for the six-month period ended December 31, 2003, amounted to $739,000 compared to $538,000 and $1,156,000 for the twelve-month periods ended June 30, 2003 and 2002. The Company expects that capital expenditures should increase as research and development as well as intellectual property protection activities increase, and if the Company relocates its operations.

The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from its principal shareholder should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and the Company's ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support the Company's operations in the future.

CRITICAL ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Long-term investment is recorded at cost. The Company records an investment impairment charge when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments thereby possibly requiring an impairment charge in the future.

Property, equipment and patents costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management's judgment regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary. In the event the Company were to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period such determination is made.

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology and human resources. The Company reviews and accrues clinical trials expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

RECENT ACCOUNTING PRONOUNCEMENTS

Impairment and disposal of long-lived assets

Effective July 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. These two Sections establish standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. There was no impact on the Company's financial statements as a result of the adoption of these recommendations.

RISKS AND UNCERTAINTIES

Since inception, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained.

Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company.

Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.

The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

On behalf of Management,

/s/CLAUDE MICHAUD
   Senior Vice-President, Finance
   & Chief Financial Officer
   St-Laurent , Quebec, Canada
   February 13, 2004